Exhibit (12)(a)

M&T Bank Corporation

Computations of Consolidated Ratios of Earnings to Fixed Charges

(Dollars in thousands)

	For the Six Months
	Ended June 30			Year Ended December 31
	2018		2017	2017	2016	2015	2014	2013
				(Dollars in thousands)
Excluding interest on deposits
Fixed charges:
Interest expense (excluding interest on deposits)		$114,265	91,962	190,883	234,642	254,443	217,348	200,413
Interest factor within rent expense (a)		18,563	19,428	40,917	40,727	36,385	36,815	36,490

Total fixed charges		$132,828	111,390	231,800	275,369	290,828	254,163	236,903

Earnings:
Income before income taxes (b)		$1,112,493	1,114,634	2,323,862	2,058,398	1,674,692	1,642,245	1,765,568
Fixed charges		132,828	111,390	231,800	275,369	290,828	254,163	236,903

Total earnings (b)		$1,245,321	1,226,024	2,555,662	2,333,767	1,965,520	1,896,408	2,002,471

Ratio of earnings to fixed charges, excluding interest on deposits	x	9.38	11.01	11.03	8.48	6.76	7.46	8.45

Including interest on deposits
Fixed charges:
Interest expense		$226,751	183,986	386,751	425,984	328,257	280,431	284,105
Interest factor within rent expense (a)		18,563	19,428	40,917	40,727	36,385	36,815	36,490

Total fixed charges		$245,314	203,414	427,668	466,711	364,642	317,246	320,595

Earnings:
Income before income taxes (b)		$1,112,493	1,114,634	2,323,862	2,058,398	1,674,692	1,642,245	1,765,568
Fixed charges		245,314	203,414	427,668	466,711	364,642	317,246	320,595

Total earnings (b)		$1,357,807	1,318,048	2,751,530	2,525,109	2,039,334	1,959,491	2,086,163

Ratio of earnings to fixed charges, including interest on deposits	x	5.53	6.48	6.43	5.41	5.59	6.18	6.51

(a) The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.

(b) Figures prior to 2015 have been restated as a result of an accounting policy election to account for investments in qualified affordable housing projects using the proportionate amortization method.